Exhibit 99.1

Appendix 3H - Notification of cessation of securities

Announcement Summary

Entity name

IMMURON LIMITED

Announcement Type

New announcement

Date of this announcement

Thursday November 14, 2024

Details of +securities that have ceased

ASX +security code	Security description	Number of +securities that have ceased	The +securities have ceased due to	Date of cessation
IMCAD	OPTION EXPIRING 13-NOV-2024 EX $0.12	7,900,000	Expiry of option or other convertible security without exercise or conversion	13/11/2024

Refer to next page for full details of the announcement

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Appendix 3H - Notification of cessation of securities

Part 1 - Announcement Details

1.1	Name of +Entity

IMMURON LIMITED

We (the entity named above) provide the following information about our issued capital.

1.2 Registered Number Type	Registration Number

ACN	063114045

1.3	ASX issuer code

IMC

1.4	The announcement is

New announcement

1.5	Date of this announcement

14/11/2024

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Appendix 3H - Notification of cessation of securities

Part 2 - Details of +equity securities or +debt securities that have ceased

ASX +Security Code and Description

IMCAD : OPTION EXPIRING 13-NOV-2024 EX $0.12

Unquoted +equity securities that have ceased
Number of securities that have ceased
7,900,000

Reason for cessation

Expiry of option or other convertible security without exercise or conversion

Date of cessation	Is the entity paying any consideration for the cessation?

13/11/2024	No

Any other information the entity wishes to notify to ASX about the cessation?

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Appendix 3H - Notification of cessation of securities

Part 3 - Issued capital following changes

Following the cessation of the +securities the subject of this notification, the issued capital of the entity will comprise:

The figures in parts 3.1 and 3.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

3.1	Quoted +equity securities and +debt securities (total number of each +class of +securities quoted on ASX)

ASX +security code and description	Total number of +securities on issue

IMC : ORDINARY FULLY PAID	229,145,429

3.2	Unquoted +equity securities (total number of each +class of +equity securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

IMCAE : PERFORMANCE RIGHTS	5,928,566

IMCAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	2,930,000

IMCAD : OPTION EXPIRING 13-NOV-2024 EX $0.12	0

IMCAM : OPTION EXPIRING 21-JUL-2025 EX USD$0.5859375	2,560,000

Note: the figures stated in the tables above are used to calculate the total market capitalisation of the entity published by ASX from time to time. The table will not include those classes of +securities that have ceased or lapsed in their entirety in ASX records before the announcement date described in Q1.5, even if the entity has advised ASX of a change to that class of +security in Part 2 of this form.

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